ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

21 April 2006

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification on 19 April 2006 from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that the Trust now holds an interest in 12,502,946 ordinary shares in Reed Elsevier PLC and 6,466,278 ordinary shares in Reed Elsevier NV.

The Trust purchased the following shares between 4 April and 19 April in order to satisfy the future vesting of awards under Reed Elsevier’s share incentive plans:-

390,244 Reed Elsevier PLC ordinary shares at 548.4037p per share;
153,959 Reed Elsevier NV ordinary shares at €11.7412 per share;
79,829 Reed Elsevier PLC ADRs at $38.5169 per ADR (equivalent to 319,316 Reed Elsevier PLC ordinary shares);
46,331 Reed Elsevier NV ADRs at $28.7567 per ADR (equivalent to 92,662 Reed Elsevier NV ordinary shares);

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.